1934 ACT FILE NO. 001-14714

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of April 2016

Yanzhou Coal Mining Company Limited

(Translation of Registrant’s name into English)

298 Fushan South Road

Zoucheng, Shandong Province

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yanzhou Coal Mining Company Limited

Date April 18, 2016	By /s/ Zhang Baocai
	Name:	Zhang Baocai
	Title:	Director

Certain statements contained in this announcement may be regarded as forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve inherent risks and uncertainties that may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks and uncertainties is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. Except as required by law, the Company undertakes no obligation to update or revise publicly any forwardlooking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

YANZHOU COAL MINING COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1171)

MAJOR TRANSACTION

BLOCK-TRADE PURCHASES OF ISSUED SHARES IN CHINA ZHESHANG BANK

On 18 April 2016, the Company, through Yancoal International, a wholly-owned subsidiary of the Company, acquired additional 88,000,000 CZB H Shares through block trade from an independent third party for a total consideration of approximately HK$347.6 million (excluding stamp duty and related expenses), being HK$3.95 per Acquired Share.

Since the highest relevant applicable percentage ratio (as defined under the Listing Rules) in respect of the Acquisition (having been aggregated with the Cornerstone Investment, details of which were set out in the Announcement) exceeds 25% but is less than 100%, the Acquisition constitutes a major transaction of the Company and is subject to reporting, announcement and Shareholders’ approval requirements under the Listing Rules.

The Company has obtained written Shareholder’s approval from the Controlling Shareholder, Yankuang Group, in lieu of convening a general meeting pursuant to Rule 14.44 of the Listing Rules. As a result, no general meeting will be convened to consider the Acquisition. The Controlling Shareholder directly and indirectly holds 2,780,000,000 shares in the Company, representing approximately 56.52% of the issued share capital of the Company as at the date of this announcement.

A circular containing, among other things, a letter from the Board containing further details of the Acquisition will be despatched to the Shareholders in due course on or before 10 May 2016.

THE ACQUISITION

Further to the Announcement, the Company is pleased to announce that on 18 April 2016, the Company, through Yancoal International, a wholly-owned subsidiary of the Company, acquired additional 88,000,000 CZB H Shares through block trade from an independent third party for a total consideration of approximately HK$347.6 million (excluding stamp duty and related expenses), being HK$3.95 per Acquired Share. The Company will settle the consideration of the Acquisition from its internal recourses.

The price for the Acquisition was based on the prevailing market prices of CZB H Shares on the Stock Exchange at the relevant time under market practice and determined after arm’s length negotiations between the Company and the seller.

The seller of the Acquisition is China International Capital Corporation Hong Kong Securities Limited, a corporation licensed to carry out regulated activities under the SFO, including dealing in securities, dealing in futures contracts, leveraged foreign exchange trading, advising on securities, advising on futures contracts, and advising on corporate finance. To the best of the knowledge, information and belief of the Directors, after having made all reasonable enquiries, the counterparties and the ultimate beneficial owner(s) of the seller of the Acquisition are third parties independent of the Company and its connected persons.

The Acquired Shares represent approximately 2.67% of the total CZB H Shares and approximately 0.50% of the total share capital of the China Zheshang Bank as at the date of the Acquisition.

Immediately after the Acquisition, the Company is interested in an aggregate of 488,000,000 CZB H Shares, representing approximately 14.79% of the total CZB H Shares and approximately 2.79% of the total share capital of the China Zheshang Bank.

REASONS AND BENEFITS FOR THE ACQUISITION

As stated in the Announcement, The Company believes that the investment in China Zheshang Bank will be beneficial to the development of the finance group of the Company relating to the industry finance. It will help the Company further increase its investment in the financial field and will be beneficial to the efficient coordination of management resources and the business and products of the Company and the diversification of assets configuration of the Company. It will also improve the operating efficiency of assets of the Company and will be beneficial to the expansion of the channels for profit making by the Company which is in line with the business operation and capital operation strategy of the Company.

The Directors are of the view the Acquisition is conducted through block-trade under market practice and the Acquisition is on normal commercial terms and is fair and reasonable, and in the interests of the Company and the Shareholders as a whole.

GENERAL INFORMATION

The Company

The Company is principally engaged in the business of mining, preparation, processing and sales of coal and coal chemicals. The Company’s main products are steam coal for use in largescale power plants, coking coal for metallurgical production and prime quality low sulphur coal for use in pulverized coal injection.

China Zheshang Bank

China Zheshang Bank is a joint-stock commercial bank incorporated in the PRC with limited liability, the H shares of which are listed on the Main Board of the Stock Exchange (Stock Code: 2016). It is principally engaged in the business of corporate banking, retail banking and treasury business.

Based on the prospectus of China Zheshang Bank posted on the website of the Stock Exchange on 16 March 2016, the audited financial information of China Zheshang Bank for the two financial years ended 31 December 2013 and 2014 and the nine months ended 30 September 2015 is as below:

	For the year ended 31 December 2013	For the year ended 31 December 2014	For the nine months ended 30 September 2015
	RMB	RMB	RMB
Profit before taxation	6,521,438,000	6,792,233,000	7,505,083,000
Profit after taxation	4,901,249,000	5,095,503,000	5,636,960,000

The audited net asset value of China Zheshang Bank as at 30 September 2015 was approximately RMB47,614,870,000.

IMPLICATION OF THE LISTING RULES

Since the highest relevant applicable percentage ratio (as defined under the Listing Rules) in respect of the Acquisition (having been aggregated with the Cornerstone Investment, details of which were set out in the Announcement) exceeds 25% but is less than 100%, the Acquisition constitutes a major transaction of the Company and is subject to reporting, announcement and Shareholders’ approval requirements under the Listing Rules.

To the best of the knowledge, information and belief of the Directors, after having made all reasonable enquiries, no Shareholder has material interests in the Acquisition and therefore no Shareholder will be required to abstain from voting if the Company is to convene a general meeting for approving the Acquisition.

The Company has obtained written Shareholder’s approval from the Controlling Shareholder, Yankuang Group, in lieu of convening a general meeting pursuant to Rule 14.44 of the Listing Rules. As a result, no general meeting will be convened to consider the Acquisition. The Controlling Shareholder directly and indirectly holds 2,780,000,000 shares in the Company, representing approximately 56.52% of the issued share capital of the Company as at the date of this announcement.

A circular containing, among other things, a letter from the Board containing further details of the Acquisition will be despatched to the Shareholders in due course on or before 10 May 2016.

DEFINITIONS

In this announcement, unless the context requires otherwise, the following terms have the meanings set out below:

“A Shares”	domestic shares in the ordinary share capital of the Company, with a nominal value of RMB1.00 each, which are listed on the Shanghai Stock Exchange;

“Acquired Share(s)”	88,000,000 CZB H Shares, representing approximately 0.50% of the total share capital of the China Zheshang Bank as at the date of the Acquisition, which are fully paid up or credited as fully paid

“Acquisition”	the acquisition of the Acquired Shares by the Company through block trading off the Stock Exchange

“Announcement”	the announcement of the Company dated 8 March 2016 in relation to the Cornerstone Investment in China Zheshang Bank by Yancoal International, a wholly-owned subsidiary of the Company.

“Board”	the board of directors of the Company;

“China Zheshang Bank”	China Zheshang Bank Co., Ltd., a joint-stock commercial bank incorporated in the PRC with limited liability;

“Company”	Yanzhou Coal Mining Company Limited, a joint stock limited company established under the laws of the PRC in 1997, and CZB H Shares, American depositary shares and A Shares of which are listed on the Hong Kong Stock Exchange, New York Stock Exchange and the Shanghai Stock Exchange, respectively;

“connected person(s)”	has the meaning ascribed thereto under the Listing Rules;

“Controlling Shareholder” or “Yankuang Group”	Yankuang Group Company Limited, a state-controlled limited liability company and the controlling Shareholder of the Company holding directly or indirectly approximately 56.52% of the total issued share capital of the Company as at the date of this announcement;

“Cornerstone Investment”	the subscription of 400,000,000 CZB H Shares by Yancoal International pursuant to the cornerstone investment agreement dated 8 March 2016, details of which were set out in the Announcement;

“CZB H Shares”	the overseas listed foreign shares in the share capital of China Zheshang Bank with a nominal value of RMB1.00 each, which are listed on the Main Board of the Stock Exchange;

“Director(s)”	the director(s) of the Company;

“Group”	the Company and its subsidiaries;

“HK$”	the lawful currency of Hong Kong;

“Hong Kong”	Hong Kong Special Administrative Region of the PRC;

“Listing Rules”	the Rules Governing the Listing of Securities on the Stock Exchange;

“PRC”	the People’s Republic of China, which for the purpose of this announcement, excludes Hong Kong, the Macao Special Administrative Region of the PRC and Taiwan;

“RMB”	Renminbi, the lawful currency of the PRC;

“Shareholders”	the shareholders of the Company;

“Stock Exchange”	The Stock Exchange of Hong Kong Limited;

“SFO”	the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong), as amended, supplemented or otherwise modified from time to time;

“Yancoal International”	Yancoal International (Holding) Company Limited, a company incorporated in Hong Kong with limited liability, a wholly-owned subsidiary of the Company;

“%”	percentage.

By order of the Board

Yanzhou Coal Mining Company Limited

Li Xiyong

Chairman of the Board

Zoucheng, Shandong Province, the PRC

18 April 2016

As at the date of this announcement, the Directors are Mr. Li Xiyong, Mr. Yin Mingde, Mr. Wu Yuxiang, Mr. Zhang Baocai, Mr. Wu Xiangqian and Mr. Jiang Qingquan, and the independent non-executive Directors are Mr. Wang Lijie, Mr. Jia Shaohua, Mr. Wang Xiaojun and Mr. Xue Youzhi.

About the Company

For more information, please contact:

Yanzhou Coal Mining Company Limited

Zhang Baocai, Director

Tel: +86 537 538 3310

Address: 298 Fushan South Road, Zoucheng, Shandong Province, 273500 PRC